FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending January 2015

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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GlaxoSmithKline plc
Notification of Transactions of Directors, Persons Discharging Managerial Responsibilities or Connected Persons

In accordance with DTR 3.1.4R(1)(a) and (c) GlaxoSmithKline plc ('GSK') was advised on 9 January 2015 that the following Directors, Persons Discharging Managerial Responsibilities and Connected Person acquired GSK Ordinary Shares ('Shares') on 8 January 2015, at a price of 1410.76 pence per Share, as a result of the reinvestment of dividends paid on Shares held through GSK's ShareReward Plan (the 'Plan'):

Director/PDMR	Ordinary Shares
Sir Andrew Witty	36
Mr R G Connor	46
Mr S Dingemans	11
Mr S A Hussain	9
Mr D S Redfern	53
Ms C Thomas	53
Mr P C Thomson	26
Dr P J T Vallance	29
Ms E Walmsley	6
Mrs V A Whyte	35

Connected person	Ordinary Shares
Mrs K Thomson (Connected person of Mr P C Thomson)	15

V A Whyte
Company Secretary
9 January 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: January 09, 2015

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc